UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
UWM Holdings Corporation
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

91823B 109 (Common Stock)
     (CUSIP Number)

Mat Ishbia SFS Holding Corp. 585 South Boulevard E Pontiac, Michigan 48341 (800) 981-8898
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 30, 2024
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 91823B 109	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mat Ishbia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	FORMCHECKBOX
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 171,520 *
8	SHARED VOTING POWER 1,497,069,787*
9	SOLE DISPOSITIVE POWER 171,520
10	SHARED DISPOSITIVE POWER 1,497,069,787*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,497,241,307*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	FORMCHECKBOX
13	93.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
*    See Item 5

SCHEDULE 13D

CUSIP No. 91823B 109	Page 3 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SFS Holding Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	FORMCHECKBOX
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
8	SHARED VOTING POWER 1,497,069,787*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,497,069,787*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,497,069,787*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	FORMCHECKBOX
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.7%*
14	TYPE OF REPORTING PERSON (See Instructions) CO
*    See Item 5

SCHEDULE 13D

CUSIP No. 91823B 109	Page 4 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 4, 2024

/s/ Mat Ishbia
Mat Ishbia

SFS HOLDING CORP.

By:	/s/ Mat Ishbia
Name: Mat Ishbia
Title: Chief Executive Officer

[Signature Page to Amendment No. 3]

Item 1.	Security and Issuer.
This Amendment No 1 (the “Amendment”) to Schedule 13D (the “Original Statement”) is being jointly filed by Mat Ishbia and SFS Holding Corp. (“SFS Corp.” and together with Mat Ishbia, collectively referred to as the “Reporting Persons”) and relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Stock”), of UWM Holdings Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 585 South Boulevard E, Pontiac, Michigan 48341. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.
Item 2. Identity and Background.
Item 2 of the Original Statement is hereby amended by the addition of the following:
(a) Jeff Ishbia is no longer a SFS Advisor of the Trust and therefore has no power to direct the voting or disposition of the shares of SFS Corp held by the Trust. Consequently, Jeff Ishbia no longer may be deemed to have beneficial ownership of the shares of Class A Stock beneficially owned by SFS Corp. and is no longer a Reporting Person. Mat Ishbia is the sole director, Chief Executive Officer and Secretary of SFS Corp. and Jeff Ishbia is the President and Treasurer of SFS Corp. All other information previously provided with respect to Jeff Ishbia remains unchanged.

Item 4.	Purpose of the Transaction.
Item 4 of the Original Statement is hereby amended by the addition of the following:
Pursuant to the Registration Rights Agreement previously filed, the Issuer currently has in place a registration statement on Form S-3 registering for resale by SFS up to 150,000,000 shares of Class A Stock (the “Registration Statement”) issuable upon exchange of an equal number of Paired Interests (consisting of one share of Class D Stock of the Issuer and one Class B Unit in UWM Holdings, LLC (“Holdings LLC”), collectively a “Paired Interest”) held by SFS Corp. On August 30, 2024, SFS Corp. exchanged 5,000,000 Paired Interests for an equal number of Class A Stock and on August 30, 2024 sold such shares of Class A Stock pursuant to the Registration Statement in a privately negotiated transaction. From time to time, based on market conditions, SFS Corp. intends to sell all or a portion of those shares of Class A Stock covered by the Registration Statement.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) – (b) of the Statement are hereby amended and restated in their entirety as follows:

(a) – (b)
As of the date hereof, SFS Corp. directly holds an aggregate of 1,497,069,787 shares of Class D Stock which are convertible or exchangeable, along with the Class B Units in Holdings LLC, into shares of Class A Stock. Each share of Class D Stock is entitled to ten votes and each share of Class A Stock is entitled to one vote. SFS Corp. owns all of the outstanding shares of Class D Stock.

Mat Ishbia by virtue of being the trust advisor of the Trust with the right to direct the voting and disposition of the securities of the Issuer held by SFS Corp., is deemed to beneficially own the 1,497,069,787 shares of Class A Stock beneficially owned directly by SFS Corp. that are issuable upon conversion or exchange of the Class D Stock. The Reporting Persons each share the power to vote or dispose of the Class A Stock and Class D Stock he or it beneficially owns. The 1,497,069,787 shares of Class A Stock beneficially owned by the Reporting Persons represent 93.7% of the outstanding shares of Class A Stock based upon 100,619,257 shares of Class A Stock outstanding as of August 30, 2024. However, due to the voting limitation contained in the Issuer’s Certificate of Incorporation which provides that, in no event shall a holder of common stock of the Issuer be entitled to vote in excess of 79% of the voting power of the holders of the outstanding shares of all capital stock of the Issuer then voting together as a single class on such matter (the “Voting Limitation”), the Reporting Persons hold 79% of the voting power of the capital stock of the Issuer through the ownership of 100% of the Class D Stock, which has ten votes per share. Without the Voting Limitation, the Reporting Persons would hold 99.9% of the voting power of the capital stock of the Issuer. In addition, Mat Ishbia, individually, beneficially owns 171,520 shares of Class A Stock that were received pursuant to the Issuer’s 2020 Omnibus Incentive Plan.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

SFS has entered into two separate Collateral Assignment and Pledge of LLC Interests and Collateral agreements with JPMorgan Chase Bank, N.A. (the “Collateral Agreements”) with respect to an aggregate of 612,855,887 Paired Interests which are pledged as collateral for loans issued to SFS or trusts that are shareholders of SFS Corp (the “Pledged Interests”). The Pledged Interests, which are convertible into Class A Stock only upon an event of default, secure four loans with principal amounts of $610 million, $605 million, $435 million and $165 million which mature 2028, 2029, 2028 and 2029, respectively. The Collateral Agreements provide that SFS will continue to exercise all voting rights and receive all dividends with respect to the Paired Interests unless an event of default has occurred and is continuing. However, in no event, will the bank be entitled to exercise voting or dispositive rights over the Pledged Interests that would result in the bank holding beneficial ownership greater than 9.9% of the Class A Stock of the Issuer. The Collateral Agreements are subject to customary events of default and remedies.

Item 7. Materials to be Filed as Exhibits.
Exhibit 99.1 — Business Combination Agreement, dated as of September 22, 2020, by and among Gores Holdings IV, Inc., United Shore Financial Services, LLC and SFS Holding Corp. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on September  23, 2020).
Exhibit 99.2 — Amended and Restated Registration Rights and Lock-Up Agreement, dated January 21, 2021, by and between UWM Holdings Corporation, Gores Sponsor IV LLC, Randall Bort, William Patton, Jeffrey Rea and SFS Holding Corp. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on January 22, 2021).
Exhibit 99.3—Tax Receivable Agreement, dated January 21, 2021, by and among SFS Holding     Corp. and UWM Holdings Corporation (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on January  22, 2021).
Exhibit 99.4 — Joint Filing Agreement among the Reporting Persons, dated February 1, 2021.